

June 23, 2011

Via E-mail
Thomas G. Bevivino
Executive Vice President and Chief Financial Officer
Severn Bancorp, Inc.
Suite 200
200 Westgate Circle
Annapolis, MD 21401

Re: **Severn Bancorp Inc.**
Form 10-K for fiscal year ended
December 31, 2010
Form 10-Q for fiscal quarter ended
March 31, 2011
File No. 000-49731

Dear Mr. Bevivino:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2010
Financial Statements
Notes to Consolidated Financial Statements
Note 1F – Summary of Significant Accounting Policies – Loans, page F-8

1. We note your disclosure that the Bank generally obtains personal guarantees of repayment from borrowers and/or others for construction, commercial and multifamily residential loans.

Please tell us, and consider revising your future filings to disclose, whether you have noticed an increase in any loan categories such as commercial loans or any other applicable loans, such as construction loans, that have been extended at maturity for which you have not considered the loans to be impaired due to the existence of guarantees. If so, please provide us with the following information and consider enhancing your disclosure in future filings accordingly:

- The types of extensions being made, whether loan terms are being adjusted from the original terms, and whether you consider these types of loans as collateral-dependent;

- To the extent you extend commercial loans at or near maturity at the existing loan rate due to the existence of a guarantee, tell us how you consider whether it is a troubled debt restructuring;

- In detail, how you evaluate the financial wherewithal of the guarantor, addressing the type of financial information reviewed, how current and objective the information reviewed is, and how often the review is performed;

- How you evaluate the guarantor's reputation and willingness to work with you and how this translates into your determination of the ultimate provision or charge-off recorded;

- How many times you have sought performance under the guarantee discussing the extent of the successes. As part of your response, discuss the decision-making process you go through in deciding whether to pursue the guarantor and whether there are circumstances you would not seek to enforce the guarantee;

- Quantify the dollar amount of commercial loans in which your carrying value is in excess of the appraised value but not considered impaired due to the existence of guarantees; and

- When the impaired loan is carried at a value that is in excess of the appraised value due to the guarantee from the borrower, address in detail how you evaluate and determine the realizable value of the borrower guarantee. Specifically discuss the extent of your willingness to enforce the guarantee.

Form 10-Q for the quarterly period ended March 31, 2011
Financial Statements
Notes to Consolidated Financial Statements
Note 10 – Loans Receivable, page 11

2. We note that your approximately 17% of your loan portfolio consisted of construction, land acquisition and development loans at March 31, 2011. Given the relatively high level of credit risk typically associated with these types of lending products, please tell us and

consider revising future filings to disclose the following information to the extent that you have a significant amount of construction loans with interest reserves:

- Your policy for recognizing interest income on these loans;

- How you monitor the projects throughout their lives to make sure the properties are moving along as planned to ensure appropriateness of continuing to capitalize interest;

- Whether you have extended, renewed or restructured terms of the related loans and the reasons for the changes;

- Your underwriting process for these loans and any specific differences as compared to loans without interest reserves;

- Whether there were any situations where additional interest reserves were advanced to keep a loan from becoming nonperforming; and

- Separately quantify the amount of interest reserves recognized as interest income during the periods presented, the amount of capitalized interest recorded in your loan portfolio, and the amount of these loans that are non-performing.

3. We note your portfolio segments and classes of financing receivables appear to be the same for purposes of providing the disclosures required by ASU 2010-20. Please tell us how you considered paragraphs 310-10-55-16 through 310-10-55-18 and 310-10-55-22 when determining that further disaggregation of your portfolio segments was not necessary. Confirm to us, if true, that the classes presented are at the level management uses to assess and monitor the risk and performance of the portfolio.

4. We note your disclosure on page 12 that the general reserve is based on historical loss experience adjusted for qualitative factors. Please tell us, and revise future filings to disclose, how many years of charge-offs you use in your analysis of your historical loss experience. Identify any changes to these look-back periods that were implemented during the periods presented on your Consolidated Statements of Operations and, if material, the impact of any refinements in your methodology on your allowance for loan losses.

5. Please provide us with, and revise future filings to describe, the risk characteristics of each loan portfolio segment. Refer to 310-10-50-11B(a)(2) for guidance. Please note that such disclosures are required as of each balance sheet date, including quarterly periods.

6. Please provide us with, and revise future filings to discuss in detail, your charge-off policies by loan segment. Specifically explain how you determine that the uncollectibility of a loan balance is confirmed. Also:

- Disclose whether you charge-off a loan after the loan is a certain number of days delinquent;

- Disclose whether you charge-off a portion of nonperforming and impaired loans and whether you have revised these policies during 2009 or 2010;

- Discuss the triggering events or other facts and circumstances that impact your decision to charge-off a portion of a loan as compared to recording a specific or general reserve; and

- Quantify the amount of nonperforming and impaired loans at each period end for which you have recorded partial charge-offs and quantify the amount of the partial charge-offs recorded for each period.

7. We note from your disclosure on page 16 that the total recorded investment in your impaired loans was the same as their total unpaid principal balance at both March 31, 2011 and December 31, 2010. This disclosure appears to indicate that you have not recorded any charge-offs on these impaired loans. Please tell us whether this is true and if so the reasons to support your conclusion. In preparing your response, please link your discussion to your response to our preceding comment above, which addresses your charge-off policies.

8. Please tell us, and revise future filings to disclose, the amount of any purchases, sales or reclassifications of your financing receivables to held for sale. Refer to ASC 310-10-50-11B(e) and (f) for guidance.

9. We note your disclosure on page F-8 of the December 31, 2010 Form 10-K that the accrual of interest on loans is discontinued at the time the loan is 90 days past due based on the contractual terms of the loan and that loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured. Please confirm that you will include similar disclosure in future annual *and quarterly* filings as this information is required to be disclosed as of each balance sheet date. Also, please tell us, and revise your disclosure in future filings to include, your policy for recording payments received on non-accrual financing receivables in accordance with ASC 310-10-50-6(b). In the event your non-accrual loans policy is consistently applied across all classes of financing receivables, please revise future filing disclosure accordingly.

10. We note your disclosure on page 13 that a loan is considered impaired if it meets either of the following two criteria:

- Loans that are 90 days or more in arrears (nonaccrual loans); or

- Loans where, based on current information and events, it is probable that a borrower will be unable to pay all amounts due according to the contractual terms of the loan agreement.

  Please tell us, and revise future filings to discuss, the factors you consider in determining that you will be unable to collect all principal and interest payments due in accordance with the contractual terms of the loan agreement. Refer to ASC 310-10-50-15(e).

11. Please tell us, and revise future filings to disclose, your policy for recognizing interest income and how cash receipts are recorded on impaired loans. Refer to ASC 310-10-50-15(b) for guidance.

12. Please tell us, and revise future filings to disclose for each period for which results of operations are presented, the amount of interest income recognized using a cash-basis method of accounting during the time period that the loans were impaired. Refer to ASC 310-10-50-15(c)(3) for guidance.

13. Please tell us, and revise future filings to disclose, the amount of interest income that represents the change in present value attributable to the passage of time or disclose that you recognize this amount as bad-debt expense. Refer to ASC 310-10-50-19.

14. We note your disclosure on pages 15 and 20 that you had $58.2 million and $58.7 million of troubled debt restructurings (TDRs) at March 31, 2011 and December 31, 2010, respectively. We also note other related disclosure on page 20. Please address the following:

- Tell us, and disclose in future filings, the amount of TDRs that were on accrual and nonaccrual status. If you accrue interest on TDRs, please:

  o disclose the key factors you consider at the time a loan is restructured to determine whether the loan should accrue interest;

  o specifically discuss how you consider any missed payments under the original loan terms or new revised loan terms in your accrual determination;

- Tell us whether there was any loan modification not accounted for as a TDR, and if so, tell us and revise future filings to disclose, the amounts of loan modifications not classified as TDRs and the underlying reasons to support your classification.

- Tell us in detail, and disclose in future filings, how you determined that the loan has been restructured so as to be reasonably assured of repayment and of performance according to the modified terms and is supported by a current, well-documented credit assessment of the borrower's financial condition and prospects for repayment under the revised terms.

- Provide us with, and disclose in future filings, a description of the type of collateral securing these modified loans and whether you obtained an appraisal of the collateral at the time you modified the loan and any special circumstances surrounding the loan. If you did not obtain an appraisal, please tell us in detail, and disclose in future filings, how you measured impairment.

- Revise future filings to include a discussion and quantification of the concessions made on TDRs (e.g., reduction in interest rate, payment extensions, forgiveness of principal, etc) as well as the success rates with these different types of concessions.

- Tell us, and disclose in future filings, the amount of all TDRs that you have charged-off and the amount of any allowance for loan loss allocated to the loans.

Part II. Signature page

15. Please amend the signature page to identify either the Principal Accounting Officer or the Controller, as required by General Instruction D(2)(a) of Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Benjamin Phippen at 202-551-3697 or Amit Pande at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or me at 202-551-3698 with any other questions.

Sincerely,

/s/ Mark Webb

Mark Webb
Legal Branch Chief